Exhibit 99.7

HomesToLife Ltd Announces

Closing of Initial Public Offering

SINGAPORE, October 2, 2024 – HomesToLife Ltd. (“HTLM” or the “Company”) today announced the closing of its previously announced initial public offering of an aggregate of 1,437,500 ordinary shares (the “Offering”) at a price of $4.00 per share (the “Offering Price”) to the public, including 187,500 shares sold upon full exercise of the underwriter’s option to purchase additional shares, for a total of $5.75 million of gross proceeds to the Company, before deducting underwriting discounts and estimated offering expenses. The shares began trading on the NASDAQ Stock Market LLC on October 1, 2024, under the symbol “HTLM.”

US Tiger Securities, Inc. (“Tiger”) was the sole Book-Running manager for the Offering. Loeb & Loeb LLP acted as U.S. legal counsel to the Company, and Hunter Taubman Fischer & Li LLC acted as U.S. legal counsel to Tiger.

The Offering was conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-281693) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2024. The Offering was made only by means of a prospectus. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained from Tiger at 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HomesToLife Ltd.

The Company’s wholly owned subsidiary and operating company, HomesToLife Singapore, is one of the leading home furniture retailers that offers and sells customized furniture solutions in Singapore. As of October 2024, it has six retail store locations. It has helped homeowners create living spaces that reflect their individuality since 2014. Its product offerings include leather and fabric upholstered furniture, case goods and accessories, and offers a one-stop shop for retail customers to furnish their homes. “HomesToLife” has a long-standing pledge to offer fair prices, great value, consistent and reliable quality, and on-time delivery to its customers. The Company’s website, www.homestolife.com, offers consumers a seamless shopping experience online and post-sales customer service support.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contacts

HomesToLife Ltd. Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Underwriter Inquiries:

US Tiger Securities, Inc.

437 Madison Avenue, FL 27

New York, NY 10022

Email: ECM@ustigersecurities.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com